FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 154 OF SADIA S.A. BOARD OF DIRECTORS MEETING, HELD ON NOVEMBER 28, 2008

On the twenty-eighth day of November of the year two thousand and eight, at 08:00 a.m., at its office at Rua Fortunato Ferraz No. 365 – 2nd floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Luiz Fernando Furlan, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

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8. REMOVAL OF AN ADMINISTRATOR:-

The Board resolved to remove Mr. Alexandre de Campos from the office of International Sales Director of this Company, and this resolution also applies to all other positions occupied by him in the Company’s subsidiaries in Brazil and abroad.

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There being no further business, the meeting was adjourned to prepare these minutes, which were then signed by all Board members present.

São Paulo-SP, 28 November 2008.

/s/ Luiz Fernando Furlan (Chairman); Cássio Casseb Lima, Diva Helena Furlan, Everaldo Nigro Santos, Francisco Silverio Morales Céspede, José Marcos Konder Comparato, Luiza Helena Trajano Inácio Rodrigues, Norberto Fatio, Roberto Faldini, Vicente Falconi Campos.

I certify that this is a faithful copy of Item No. 8 of Minutes No. 154, transcribed from the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary